News Release
New Licenses Acquired at the Kupol Project Area and Additional High Grade Results
Returned From the Newly Discovered 650 Zone

Vancouver, September 26, 2006 - Bema Gold Corporation (TSX, NYSE: BGO, AIM: BAU) is pleased to announce that it’s 75% owned Russian subsidiary, Chukotka Mining and Geological Company (“CMGC”), has been awarded two new licenses surrounding, and adjacent to, the Kupol Project located in far east Russia where Bema is currently developing the Kupol Mine. With the acquisition of these two licenses, Kupol West and Kupol East, CMGC increases its overall land position in the Kupol Project area from approximately 17.5 square kilometers to an approximate combined 425.5 square kilometers. Furthermore, additional high-grade drill results have been received from the recently discovered 650 zone located south-east of the main Kupol vein.

Kupol West and Kupol East Licenses

The Kupol West and East licenses were awarded to CMGC which is 75% owned by Bema and 25% owned by the government of Chukotka, through an auction and tender by the Russian Federal Agency for Management of Mineral Resources (Rosnedra).

The Kupol West license surrounds the original Kupol project area and represents an expansion of the existing property from approximately 17.5 square kilometers to an approximate 231.5 square kilometers. The new license area also covers the potential northern and southern extensions of the main Kupol vein. Previous Russian surface exploration sampling had identified four gold/silver prospects in the area covered by the license.

The Kupol East license is situated 3.5 kilometers to the east of the Kupol West boundary and covers an additional area of 194 square kilometers. Previous Russian exploration work has identified two gold/silver prospects. Bema intends to commence extensive exploration programs on the Kupol West and East licenses in 2007 consisting of mapping, surface sampling, geophysics, trenching and diamond drilling. Please refer to Bema’s website (www.bema.com) for a map outlining the location of the two new licenses.

650 Zone Drill Results

An additional 17 holes, totaling 4,672.2 metres, have been drilled on the 650 zone since its discovery. The 650 zone has now been traced through drilling over a strike length of 775 metres and down dip for approximately 200 metres. Continuous high grade mineralization has been traced over 625 metres and appears to occur principally within a 100 to 125 metres elevation range, starting approximately 75 to 100 metres below surface. The zone remains open along strike to the north and south. Several parallel to sub-parallel veins are present in the 650 zone, with dips ranging from 70 degrees to vertical.

Significant new high grade intersections include 8.40 metres grading 24.06 grams per tonne (“g/t”) gold and 453.01 g/t silver in hole KP06-703, 4.80 metres grading 40.81 g/t gold and 375.50 g/t silver in hole KP06-709, and 7.80 metres grading 20.02 g/t gold and 1,539.72 g/t silver in hole KP06-712. Drilling is ongoing with two rigs continuing to work on the 650 zone and the adjacent South East Breccia zone to test the limits of these zones and provide limited infill drilling, so that an initial resource estimate can be calculated. For detailed information on the 650 and South East Breccia zones and previous drill results, please refer to the Bema press release dated August 14, 2006. Significant results from the new holes are presented in the table below:

Hole #		From	To	Length*	Gold	Silver
		(m)	(m)	(m)	(g/t)	(g/t)

KP06-697		215.80	216.80	1.00	11.06	110.00
	And.	237.20	239.30	2.10	10.83	18.80
KP06-700		218.80	222.30	3.50	25.42	353.80
	Incl.	220.40	221.40	1.00	78.28	1,194.90
KP06-703		184.50	192.90	8.40	24.06	453.01
	Incl.	184.50	185.50	1.00	85.40	2,162.50
	Incl.	187.50	189.50	2.00	13.39	30.60
	Incl.	190.50	192.40	1.90	37.48	631.60
KP06-704		184.90	194.20	9.30	10.54	203.34
	Incl.	191.30	194.20	2.90	16.68	206.01
	And	196.10	198.00	1.90	137.46	938.92
	And	201.00	201.70	0.70	12.66	63.26
KP06-705		204.10	214.60	10.50	4.95	25.27
	Incl.	212.00	213.00	1.00	10.02	40.86
	And	215.50	217.80	2.30	10.38	18.71
KP06-706		97.70	101.00	3.30	10.75	135.44
	Incl.	100.00	101.00	1.00	18.84	78.42
KP06-708		112.00	115.40	3.40	13.99	334.73
	Incl.	113.00	114.60	1.60	23.81	667.77
	And	117.00	118.40	1.40	8.79	161.45
KP06-709		238.50	243.30	4.80	40.81	375.50
	Incl.	238.50	242.00	3.50	53.43	460.40
KP06-712		205.10	212.90	7.80	20.02	1,539.72
	Incl.	205.10	209.75	4.65	24.98	1,691.89
	Incl.	210.85	212.90	2.05	16.06	1,859.93
	And	215.90	222.00	6.10	6.86	111.43
KP06-713		144.40	147.20	2.80	8.82	120.10
	Incl.	144.40	145.00	0.60	21.06	268.42
* True widths cannot be estimated until additional detailed drilling is complete.

Development and construction of the Kupol Mine continues to progress on schedule. The state of the art 600 man camp was recently commissioned and the main structure of the mill building as well as the airstrip are almost complete. Both open pit and underground mine development is progressing well and the procurement and shipping of materials for the 2007 program is underway. The Kupol Mine is on schedule to begin production in mid 2008.

All results contained in this news release have been validated by a Quality Control Program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the technical reports for the Kupol project dated April 4, 2005 and July 5, 2005. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean,	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding mineral resource and reserve estimates in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.